■ EX-99.1
RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX
Regarding POSCO’s plan for the construction of the integrated steel mill in Vietnam
■	POSCO signed the MOU with Vinashine, a national shipbuilder, to review the business for the construction of the integrated steel mill in Vietnam on May 23, 2007.
■	According to the KRX’s Regulations, we announce as follows;
—	We are reviewing the above plan, but nothing has been specifically determined yet.

—	When any other decisions made, we will announce as soon as possible.
☐	Date of related disclosure: May 23, 2007
November 15, 2007